Filed pursuant to Rule 433
Amendment No. 1 dated January 28, 2016

Relating to
Preliminary Pricing Supplement No. 770 dated January 25, 2016 to
 Registration Statement No. 333-200365

Global Medium-Term Notes, Series H

Fixed Rate Senior Registered Notes Due 2036

Issuer:	Morgan Stanley
Principal Amount:	$400,000,000
Maturity Date:	February 19, 2036
Trade Date:	January 26, 2016
Original Issue Date (Settlement):	February 17, 2016 (T+15)
Interest Accrual Date:	February 17, 2016
Issue Price (Price to Public):	100.000%
Agents’ Commission:	0.120%
All-in Price:	99.880%
Net Proceeds to Issuer:
$396,500,000.   The net proceeds to the Issuer reflect the Price to Public set forth above as reduced by the Agents’ Commission set forth above and a fee of $3,020,000 that the Issuer will pay to Morgan Stanley & Co. LLC (“MS&Co.”) in connection with structuring services that it provided in connection with the notes.  MS&Co. is our wholly-owned subsidiary. MS&Co. is not a licensed securities firm in the Republic of China (“ROC”) and will not underwrite or sell any notes offered hereby.

Interest Rate:	4.550% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February 19 and August 19, commencing August 19, 2016
Day Count Convention:	30/360
Optional Make-Whole Redemption:	Yes, on or after August 19, 2016, in whole at any time or in part from time to time (treasury spread: plus 30 basis points)
Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	Notwithstanding anything to the contrary in the accompanying Preliminary Pricing Supplement No. 770, $100,000 and integral multiples of $1,000 in excess thereof
Business Days:	New York and Taipei
Listing:
Application will be made to the Taipei Exchange (the “TPEx”) for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC only and such permission is expected to become effective on or about February 17, 2016.  The TPEx is not responsible for the content of the pricing supplement relating to the notes, this free writing prospectus, the accompanying preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and no representation is made by the TPEx to the accuracy or completeness of the pricing supplement relating to the notes, this free writing prospectus, the accompanying preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of the pricing supplement relating to the notes, this free writing prospectus, the accompanying preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Admission to the listing and trading of the notes on the TPEx shall not be taken as an indication of the merits of the Issuer or the notes. No assurance can be given that such applications will be granted.
ISIN:	XS1354473404
Common Code:	135447340
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:
MasterLink Securities Corporation (“MasterLink”), E. Sun Commercial Bank, Ltd. (“E. Sun”) and Yuanta Securities Co., Ltd. (“Yuanta”).  MasterLink, E. Sun and Yuanta are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States and to the extent permitted by applicable laws and regulations, they will do so through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Selling Restrictions:
In addition to the selling restrictions beginning on page S-36 in the accompanying prospectus supplement dated November 19, 2014, the following selling restrictions also apply to the notes:
ROC
The notes have not been, and shall not be, offered, sold or resold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC, which currently include: overseas or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance notaries), the foregoing as further defined in more detail in Paragraph 3, Article 2 of the Financial Supervisory Commission Organization Act, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the Securities Investment Trust and Consulting Act, the Future Trading Act or the Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers and (iii) other institutions recognised by the Financial Supervisory Commission of the ROC.
Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement Dated January 25, 2016
Prospectus Supplement Dated November 19, 2014
Prospectus Dated November 19, 2014